

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2021

Dandan Liu
Chief Executive Officer
TDH Holdings, Inc.
c/o Qingdao Tiandihui Foodstuffs Co. Ltd.,
2521 Tiejueshan Road, Huangdao District
Qingdao, Shandong Province
People's Republic of China

   Re: TDH Holdings, Inc.
     Registration Statement on Form F-3
     Filed May 12, 2021
     File No. 333-256042

Dear Ms. Liu:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Charles Eastman at 202-551-3794 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Manufacturing